-------------------------                    ----------------------------------
  CUSIP NO. 58606R403            13D         PAGE   - 1 -   OF    21      PAGES
-------------------------                    ----------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO.   )*


                          MEMORY PHARMACEUTICALS CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58606R403
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Raymond Charest
                     c/o Oxford Bioscience Partners IV L.P.
                               222 Berkeley Street
                           Boston, Massachusetts 02116
                                 (617-357-7474)
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               SEPTEMBER 23, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Oxford Bioscience Partners IV L.P.

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /  /
                                                                     (b) /  /

------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS

                  OO

------- -----------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                            /  /


------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

----------------- ----- -------------------------------------------------------
                    7   SOLE VOTING POWER

                             0 shares

                  ----- -------------------------------------------------------
  NUMBER OF         8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY                2,631,579 shares
   OWNED BY
     EACH         ----- -------------------------------------------------------
   REPORTING        9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                    0 shares

                  ----- -------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                             2,631,579 shares

------- -----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,631,579 shares

------- -----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                      /  /

------- -----------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  7.1%

------- -----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON *

                  PN

------- -----------------------------------------------------------------------

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  mRNA Fund II L.P.

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /  /
                                                                     (b) /  /

------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS

                  OO

------- -----------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                            /  /


------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

----------------- ----- -------------------------------------------------------
                    7   SOLE VOTING POWER

                             0 shares

                  ----- -------------------------------------------------------
  NUMBER OF         8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY                2,631,579 shares
   OWNED BY
     EACH         ----- -------------------------------------------------------
   REPORTING        9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                    0 shares

                  ----- -------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                             2,631,579 shares

------- -----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,631,579 shares

------- -----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                      /  /

------- -----------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  7.1%

------- -----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON *

                  PN

------- -----------------------------------------------------------------------

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  OBP Management IV L.P.

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /  /
                                                                     (b) /  /

------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS

                  OO

------- -----------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                            /  /

------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

----------------- ----- -------------------------------------------------------
                    7   SOLE VOTING POWER

                             0 shares

                  ----- -------------------------------------------------------
  NUMBER OF         8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY                2,631,579 shares
   OWNED BY
     EACH         ----- -------------------------------------------------------
   REPORTING        9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                    0 shares

                  ----- -------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                             2,631,579 shares

------- -----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,631,579 shares

------- -----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                      /  /

------- -----------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  7.1%

------- -----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON *

                  PN

------- -----------------------------------------------------------------------

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Jeffrey T. Barnes

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /  /
                                                                     (b) /  /

------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS

                  OO

------- -----------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                            /  /

------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

----------------- ----- -------------------------------------------------------
                    7   SOLE VOTING POWER

                             0 shares

                  ----- -------------------------------------------------------
  NUMBER OF         8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY                2,631,579 shares
   OWNED BY
     EACH         ----- -------------------------------------------------------
   REPORTING        9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                    0 shares

                  ----- -------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                             2,631,579 shares


------- -----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,631,579 shares

------- -----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                      /  /


------- -----------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  7.1%

------- -----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON *

                  IN

------- -----------------------------------------------------------------------

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Mark P. Carthy

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /  /
                                                                     (b) /  /

------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS

                  OO

------- -----------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                            /  /


------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

----------------- ----- -------------------------------------------------------
                    7   SOLE VOTING POWER

                             0 shares

                  ----- -------------------------------------------------------
  NUMBER OF         8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY                2,631,579 shares
   OWNED BY
     EACH         ----- -------------------------------------------------------
   REPORTING        9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                    0 shares

                  ----- -------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                             2,631,579 shares

------- -----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,631,579 shares

------- -----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                      /  /

------- -----------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  7.1%

------- -----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON *

                  IN

------- -----------------------------------------------------------------------

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Jonathan J. Fleming

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /  /
                                                                     (b) /  /

------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS

                  OO

------- -----------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                            /  /

------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

----------------- ----- -------------------------------------------------------
                    7   SOLE VOTING POWER

                             8,275 shares

                  ----- -------------------------------------------------------
  NUMBER OF         8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY                4,993,440 shares
   OWNED BY
     EACH         ----- -------------------------------------------------------
   REPORTING        9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                    8,275 shares

                  ----- -------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                             4,993,440 shares

------- -----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,001,715 shares

------- -----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                      /  /

------- -----------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  13.5 %

------- -----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON *

                  IN

------- -----------------------------------------------------------------------

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Michael E. Lytton

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /  /
                                                                     (b) /  /

------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS

                  OO

------- -----------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                            /  /

------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

----------------- ----- -------------------------------------------------------
                    7   SOLE VOTING POWER

                             0 shares

                  ----- -------------------------------------------------------
  NUMBER OF         8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY                2,631,579 shares
   OWNED BY
     EACH         ----- -------------------------------------------------------
   REPORTING        9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                    0 shares

                  ----- -------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                             2,631,579 shares

------- -----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,631,579 shares

------- -----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                      /  /

------- -----------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  7.1%

------- -----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON *

                  IN

------- -----------------------------------------------------------------------

------- -----------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Alan G. Walton

------- -----------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /  /
                                                                     (b) /  /

------- -----------------------------------------------------------------------
  3     SEC USE ONLY

------- -----------------------------------------------------------------------
  4     SOURCE OF FUNDS

                  OO

------- -----------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                            /  /

------- -----------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

----------------- ----- -------------------------------------------------------
                    7   SOLE VOTING POWER

                             0 shares

                  ----- -------------------------------------------------------
  NUMBER OF         8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY                4,993,440 shares
   OWNED BY
     EACH         ----- -------------------------------------------------------
   REPORTING        9   SOLE DISPOSITIVE POWER
    PERSON
     WITH                    0 shares

                  ----- -------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                             4,993,440 shares

------- -----------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,993,440 shares

------- -----------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                      /  /

------- -----------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  13.4 %

------- -----------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON *

                  IN

------- -----------------------------------------------------------------------

                                  Schedule 13D

NOTE: This Statement on Schedule 13D is being filed on behalf of: (i) Oxford Bioscience Partners IV L.P., a Delaware limited partnership; (ii) mRNA Fund II L.P., a Delaware limited partnership; (iii) OBP Management IV L.P., a Delaware limited partnership; (iv) Jeffrey T. Barnes; (v) Mark P. Carthy; (vi) Jonathan
J. Fleming; (vii) Michael E. Lytton; and (viii) Alan G. Walton.

Item 1.    SECURITY AND ISSUER.
           -------------------

         This statement relates to the Common Stock of Memory Pharmaceuticals Corp. (the "Issuer"), having its principal executive office at 100 Philips Parkway, Montvale, New Jersey, 07645.

Item 2.    IDENTITY AND BACKGROUND.
           -----------------------

Set forth below is the following information with respect to the filing on this
Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

           (a) Oxford Bioscience Partners IV L.P. ("Oxford IV") and mRNA Fund II L.P. ("MRNA II") (collectively, the "Funds"); OBP Management IV L.P. ("OBP IV") which is the sole general partner of Oxford IV and MRNA II; and Jeffrey T. Barnes ("Barnes"), Mark P. Carthy ("Carthy"), Jonathan J. Fleming ("Fleming"), Michael E. Lytton ("Lytton") and Alan G. Walton ("Walton") (collectively, the "General Partners") who are the general partners of OBP IV. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

           (b) The address of the principal business office of Oxford IV, MRNA II, OBP IV, Barnes, Carthy, Fleming and Lytton is 222 Berkeley Street, Suite 1650, Boston, Massachusetts 02116. The address of the principal business office of Walton is 315 Post Rd. West, Westport, Connecticut 06880.

           (c) The principal business of Oxford IV and MRNA II is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of OBP IV is to manage the affairs of Oxford IV and MRNA
II. The principal business of each of the General Partners is to manage the affairs of OBP IV.

           (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

           (e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (f) Each of Oxford IV, MRNA II and OBP IV is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

           On September 23, 2005, pursuant to a Securities Purchase Agreement dated as of September 21, 2005 (the "Securities Purchase Agreement"), among Oxford IV, MRNA II, Oxford Bioscience Partners II (Annex) L.P. ("Oxford II Annex"), the Issuer and various other investors, the Issuer sold approximately 16,112,158 shares of its Common Stock at a price per share of $1.90 (the "Private Placement"). Pursuant to such Securities Purchase Agreement, Oxford IV purchased 2,605,437 shares of the Issuer's Common Stock for an aggregate purchase price of $4,950,330.30, MRNA II purchased 26,142 shares of the Issuer's Common Stock for an aggregate purchase price of $49,669.80, and Oxford II Annex purchased 526,316 shares of the Issuer's Common Stock for an aggregate purchase price of $1,000,000.40. Under the terms of the Securities Purchase Agreement, Oxford IV also received a warrant to purchase 911,902 shares of Common Stock at an exercise price of $2.22 per share, MRNA II also received a warrant to purchase 9,149 shares of Common Stock at an exercise price of $2.22 per share and Oxford II Annex also received a warrant to purchase 184,210 shares of Common Stock at an exercise price of $2.22 per share. The funds used by Oxford IV, MRNA II and Oxford Annex II to acquire the Common Stock and the Warrants were obtained from each entity's respective investment funds.

           References to and descriptions of the Securities Purchase Agreement as set forth in this Item 3 are qualified in their entirety by reference to the copy of the Securities Purchase Agreement filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on September 26, 2005 and is incorporated herein in its entirety by reference.

Item 4.  PURPOSE OF TRANSACTION.
         ----------------------

           Each of Oxford IV, MRNA II and Oxford Annex II entered into the Securities Purchase Agreement and purchased Common Stock of the Issuer for investment purposes.

           (a-i) Not applicable.

           (j) The Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of
Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

         All shares of Common Stock of the Issuer purchased by the Reporting Persons in the Private Placement were acquired for their own accounts for investment purposes, but the Reporting Persons reserve the right to dispose of the shares in compliance with applicable law.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

           (a) After consummation of the Private Placement, (i) Oxford IV holds 2,605,437 shares of the Common Stock of the Issuer and MRNA II holds 26,142 shares of the Common Stock of the Issuer and (ii) Oxford IV holds warrants to purchase 911,902 shares of Common Stock of the Issuer and MRNA II holds warrants to purchase 9,149 shares of Common Stock of the Issuer. The warrants are not exercisable within 60 days of the date hereof, but shall be fully exercisable as of March 22, 2006. Collectively, this represents 2,631,579 shares of Common Stock of the Issuer and warrants to purchase 921,051 shares of Common Stock. Pursuant to SEC rules, the Funds together beneficially own 2,631,579 shares of Common Stock or approximately 7.1% of the Issuer's outstanding Common Stock, based upon a total of 37,153,883 shares of the Issuer's Common Stock outstanding.

           Under SEC rules, and by virtue of their relationship as affiliated limited partnerships which share a sole general partner (OBP IV), Oxford IV and MRNA II may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock of the Issuer which each partnership owns of record. OBP IV, as the general partner of Oxford IV and MRNA II, may also be deemed to own beneficially the shares of Oxford IV and MRNA II. Barnes, Carthy, Fleming, Lytton and Walton are general partners of OBP IV and accordingly may be deemed to own beneficially the shares held by Oxford IV and MRNA II. Oxford IV, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares held by MRNA II, except to the extent of their respective pecuniary interest therein, and MRNA II, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares held by Oxford IV, except to the extent of their respective pecuniary interest therein.

           In addition, as general partners of the general partner of each of
(i) Oxford Bioscience Partners II L.P., a Delaware limited partnership; (ii) Oxford Bioscience Partners (Adjunct) II L.P., a Delaware limited partnership;
(iii) Oxford Bioscience Partners (GS-Adjunct) II L.P., a Delaware limited partnership; (iv) Oxford II Annex; and (v) Oxford Bioscience Partners (Bermuda) II Limited Partnership, a Bermuda limited partnership (collectively, the "OBP II Funds"), each of Fleming and Walton may be deemed to own beneficially the shares held of record by the OBP II Funds. Prior to the Private Placement, the OBP II Funds collectively held 1,835,545 shares of Common Stock of the Issuer. Immediately after the Private Placement (including the 526,316 shares of Common Stock purchased by Oxford Annex II in the Private Placement), the OBP II Funds collectively hold 2,361,861 shares of Common Stock of the Issuer, which represents approximately 6.4% of the Issuer's outstanding Common Stock. Fleming and Walton expressly disclaim beneficial ownership of the shares held by the OBP II Funds, except to the extent of their respective pecuniary interest therein.

           Additionally, Fleming holds options to purchase 30,000 shares of Common Stock, of which 8,275 are exercisable within 60 days at an exercise price of $8.40. The remaining 21,725 are not exercisable within 60 days.

           The percentages are calculated based upon 37,153,883 shares of the Issuer's Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (a) 21,046,725 shares of the Issuer's Common Stock outstanding prior to the Private Placement and (b) 16,112,158 shares of Common Stock issued pursuant to the Securities Purchase Agreement, as reported by the Issuer in its Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 26, 2005.

           (b) Number of shares as to which each person named in paragraph (a) above has:

                  (i) sole power to vote or to direct the vote: 0 shares for the Funds, OBP IV, Barnes, Carthy, Lytton and Walton; 8,275 for Fleming.

                  (ii) shared power to vote or to direct the vote: 2,631,579 shares for the Oxford IV, OBP IV, Barnes, Carthy and Lytton; 4,993,440 shares for Fleming and Walton.

                  (iii) sole power to dispose or to direct the disposition of:
0 shares for the Funds, OBP IV, Barnes, Carthy, Lytton and Walton; 8,275 for Fleming.

                  (iv) shared power to vote or to direct the vote: 2,631,579 shares for the Oxford IV, OBP IV, Barnes, Carthy and Lytton; 4,993,440 shares for Fleming and Walton.

           (c) Except as set forth above, none of the Reporting Persons have effected any transaction in the Common Stock in the last 60 days.

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

           (e)        Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         -------------------------------------------------------------------

         Not applicable.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         Exhibit A - Securities Purchase Agreement dated as of September 21, 2005, filed as Exhibit 10.1 to the Issuer's Current Report Form 8-K filed on September 26, 2005 with the Securities & Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and incorporated herein by reference.

         Exhibit B - Agreement regarding filing of joint Schedule 13D.

         Exhibit C - Power of Attorney dated as of April 8, 2004.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2005

                             OXFORD BIOSCIENCE PARTNERS IV L.P.
                             BY ITS GENERAL PARTNER, OBP MANAGEMENT IV L.P.


                             By: /S/ JONATHAN J. FLEMING
                                 ----------------------------------------------
                             Name:  Jonathan J. Fleming
                             Title:  General Partner


                             MRNA FUND II L.P.
                             BY ITS GENERAL PARTNER, OBP MANAGEMENT IV L.P.


                             By: /S/ JONATHAN J. FLEMING
                                 ----------------------------------------------
                             Name:  Jonathan J. Fleming
                             Title:  General Partner


                             OBP MANAGEMENT IV L.P.


                             By: /S/ JONATHAN J. FLEMING
                                 ----------------------------------------------
                             Name:  Jonathan J. Fleming
                             Title:  General Partner


                             /S/ JEFFREY T. BARNES
                             ----------------------------------------
                             Jeffrey T. Barnes


                                                    *
                             ----------------------------------------
                             Mark P. Carthy


                             /S/ JONATHAN J. FLEMING
                             ----------------------------------------
                             Jonathan J. Fleming

                             /S/ MICHAEL E. LYTTON
                             ----------------------------------------
                             Michael E. Lytton


                                                    *
                             ----------------------------------------
                             Alan G. Walton


*By:  /S/ RAYMOND CHAREST
      -----------------------------------
      Raymond Charest as Attorney-in-Fact


         This Schedule 13D was executed by Raymond Charest pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on April 8, 2004, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit B.

                                  EXHIBIT INDEX

A. Securities Purchase Agreement dated as of September 21, 2005, filed as
Exhibit 10.1 to the Issuer's Current Report Form 8-K filed on September 26, 2005 with the Securities & Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and incorporated herein by reference.

B. Agreement regarding filing of joint Schedule 13D.

C. Power of Attorney dated as of April 8, 2004.

                                    Exhibit A

                            JOINT FILING UNDERTAKING

         Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agree that the Schedule 13D, and any amendments thereto, filed with respect to the beneficial ownership by the undersigned of the equity securities of Memory Pharmaceuticals Corp., is being filed on behalf of each of the undersigned.

Dated: October 4, 2005

                             OXFORD BIOSCIENCE PARTNERS IV L.P.
                             BY ITS GENERAL PARTNER, OBP MANAGEMENT IV L.P.


                             By: /S/ JONATHAN J. FLEMING
                                 ----------------------------------------------
                             Name:  Jonathan J. Fleming
                             Title:  General Partner


                             MRNA FUND II L.P.
                             BY ITS GENERAL PARTNER, OBP MANAGEMENT IV L.P.


                             By: /S/ JONATHAN J. FLEMING
                                 ----------------------------------------------
                             Name:  Jonathan J. Fleming
                             Title:  General Partner


                             OBP MANAGEMENT IV L.P.


                             By: /S/ JONATHAN J. FLEMING
                                 ----------------------------------------------
                             Name:  Jonathan J. Fleming
                             Title:  General Partner


                             /S/ JEFFREY T. BARNES
                             ----------------------------------------
                             Jeffrey T. Barnes


                                                    *
                             ----------------------------------------
                             Mark P. Carthy

                             /S/ JONATHAN J. FLEMING
                             ----------------------------------------
                             Jonathan J. Fleming


                             /S/ MICHAEL E. LYTTON
                             ----------------------------------------
                             Michael E. Lytton


                                                    *
                             ----------------------------------------
                             Alan G. Walton


*By:  /S/ RAYMOND CHAREST
      -----------------------------------
      Raymond Charest as Attorney-in-Fact



         This Schedule 13D was executed by Raymond Charest pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on April 8, 2004, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit D.

                                    Exhibit B

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Raymond Charest, Alexia Pearsall and Jonathan J. Fleming, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a general partner or authorized signatory, as the case may be, on behalf of any of Oxford Bioscience Partners IV L.P., mRNA II L.P., or OBP Management IV L.P., pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof, or may have done in connection with the matters described above.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of April, 2004.


                             OXFORD BIOSCIENCE PARTNERS IV L.P.
                             BY ITS GENERAL PARTNER, OBP MANAGEMENT IV L.P.


                             By: /S/ JONATHAN J. FLEMING
                                 ----------------------------------------------
                             Name:  Jonathan J. Fleming
                             Title:  General Partner


                             MRNA FUND II L.P.
                             BY ITS GENERAL PARTNER, OBP MANAGEMENT IV L.P.


                             By: /S/ JONATHAN J. FLEMING
                                 ----------------------------------------------
                             Name:  Jonathan J. Fleming
                             Title:  General Partner

                             OBP MANAGEMENT IV L.P.


                             By: /S/ JONATHAN J. FLEMING
                                 ----------------------------------------------
                             Name:  Jonathan J. Fleming
                             Title:  General Partner


                             /S/ JEFFREY T. BARNES
                             --------------------------------------------------
                             Jeffrey T. Barnes


                             /S/ MARK P. CARTHY
                             --------------------------------------------------
                             Mark P. Carthy


                             /S/ JONATHAN J. FLEMING
                             --------------------------------------------------
                             Jonathan J. Fleming


                             /S/ MICHAEL E. LYTTON
                             --------------------------------------------------
                             Michael E. Lytton


                             /S/ ALAN G. WALTON
                             --------------------------------------------------
                             Alan G. Walton